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                                                                       EXHIBIT 8

                                 June 23, 1997

Board of Directors
c/o Mr. Edwin E. Walpole, III
Chairman, President, and Chief Executive Officer
Big Lake Financial Corporation
1409 South Parrott Avenue
Okeechobee, Florida 33474

Board of Directors
c/o Mr. Curtis S. Fry
Chairman of the Board
CNB Financial Corporation
950 West Ventura Avenue
Clewiston, Florida  33440

Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the proposed merger of CNB Financial Corporation ("Target") with and into Big Lake Financial Corporation ("Acquiring"). Unless otherwise specifically indicated, all section references are to the Internal Revenue Code of 1986, as amended (the "Code"), and all regulations and section references are to Treasury regulations promulgated under the Code.

                                     FACTS

Acquiring, a corporation organized in Florida, is the parent corporation of Big Lake National Bank ("A-Sub"), also a Florida corporation, through which Acquiring engages in the business of banking. Acquiring does not directly engage in the business of banking but instead does so indirectly as the holding company for A-Sub.

Target is a Florida corporation that owns all of the outstanding stock of Clewiston National Bank ("T-Sub"), which is also a Florida corporation. Target engages in no substantial business activities other than the activities related to its ownership of T-Sub. T-Sub is engaged primarily in the business of banking in locations other than those in which Acquiring and its subsidiary are so engaged.


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Big Lake Financial Corporation/CNB Financial Corporation
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The terms of the proposed merger (the "Merger") are contained in the Amended and Restated Agreement and Plan of Reorganization dated as of February 19, 1997, and amended and restated June 19, 1997, between Target and Acquiring (the "Agreement"). Terms not otherwise defined in this letter shall have the meanings assigned to them in the Agreement.

You have directed us to assume in preparing this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Agreement, and (2) all of the factual information, descriptions, representations and assumptions set forth in this letter, in the Agreement, in the letters to us from Acquiring dated June 20, 1997, and from Target dated June 20, 1997 (the "Letters"), and in the Proxy Statement/Prospectus dated _____________________, 1997, and mailed to Target shareholders in connection with the special meeting of shareholders to approve the Merger, are accurate and complete and will be accurate and complete at the time the Merger becomes effective (the "Effective Time"). We have not independently verified any factual matters relating to the Merger with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein that might have been disclosed by independent verification.

The Agreements provide that Target will be merged with and into Acquiring in accordance with the applicable provisions of the Florida Business Corporation Act (the "Florida Act"). The Merger must be approved as required by law by the Target shareholders at a special meeting to be held on _____________________, 1997. Any stockholder of Target entitled to vote on approval of the Merger has the right to receive the fair value of his or her shares of Target Common Stock upon compliance with Sections 607.1301, 607.1302, and 607.1320 of the Florida Act (the "Florida Dissent Provisions").

At the Effective Time, all assets and liabilities of Target will be transferred by operation of law to Acquiring, the separate corporate existence of Target will cease, and, except as provided below, each share of Target Common Stock then outstanding will be converted into .40 share of the Acquiring Common Stock. Shares of Target Common Stock owned beneficially at the Effective Time by Target, a Target subsidiary, Acquiring or an Acquiring subsidiary will be canceled as a result of the Merger. Note, however, this does not apply to Target Common Stock owned in a fiduciary capacity or in connection with a debt previously contracted. Acquiring will be the surviving entity following the Merger.

No fractional shares of Acquiring Common Stock will be issued in the Merger. Notwithstanding any other provision of the Agreement, if a holder of Target Common Stock converted pursuant to the Merger is otherwise entitled to receive a fraction of a Acquiring Common Stock (after taking into account all certificates delivered by such holder), then, in lieu thereof, such fraction shall be rounded up to the next whole share if such fraction is .500 or greater and such fraction shall be rounded down to the next whole share if such fraction is .499 or less (hereinafter referred to as "Rounding"). No cash will be exchanged for shares of Target Common Stock or shares of Acquiring Common Stock pursuant to the Merger.


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As soon as practicable after the Merger, T-Sub will be merged with and into
A-Sub in accordance with the applicable provisions of the Florida Act (the "Sub Merger"). On the effective date of the Sub Merger, all assets and liabilities of T-Sub will be transferred by operation of law to A-Sub, and the separate corporate existence of T-Sub will cease.

We have also relied with your permission on the following additional representations and/or assumptions:

         1. The Merger will be a statutory merger in accordance with the applicable provisions of the Florida Act.

         2. The fair market value of the Acquiring Common Stock and other consideration received by each Target shareholder will be approximately equal to the fair market value of the Target Common Stock surrendered in the exchange.

         3. There is no plan or intention by the shareholders of Target to sell, exchange or otherwise dispose of a number of shares of Acquiring Common Stock received in the Merger that would reduce the Target shareholders' ownership of the Acquiring Common Stock to a number of shares having an aggregate value, as of the Effective Time, of less than 50 percent of the value of all of the formerly outstanding Target Common Stock as of the same date. For purposes of this paragraph, shares of Target Common Stock, surrendered by dissenters, will be treated as outstanding Target Common Stock at the Effective Time. Moreover, shares of Target Common Stock and shares of Acquiring Common Stock held by Target shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger are taken into account for purposes of the calculations described in this paragraph.

         4. Acquiring has no plan or intention to reacquire any of the Acquiring Common Stock to be issued in the Merger.

         5. Acquiring has no plan or intention to sell or otherwise dispose of any of the assets of Target acquired in the Merger (or to cause or permit the sale or other disposition of any assets of T-Sub), except for the transactions contemplated by the Sub Merger, dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C).

         6. The liabilities of Target assumed by Acquiring and the liabilities to which the transferred assets of Target are subject were incurred by Target in the ordinary course of its business.

         7. Following the Merger, Acquiring will continue the historic business of Target and will use a significant portion of Target's historic business assets in a business.


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         8.  Except as provided in the next sentence, Acquiring, Target and the shareholders of Target will pay their respective expenses, if any, incurred in connection with the Merger. Acquiring will pay or assume only those expenses of Target that are solely and directly related to the Merger in accordance with the guidelines established in Rev. Rul. 73-54, 1973-1 C.B. 187.

         9. There is no intercorporate indebtedness existing between Acquiring and Target that was issued, acquired or will be settled at a discount.

         10. No two parties to the Merger are investment companies as defined in section 368(a)(2)(F)(iii) and (iv).

         11. Target is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A).

         12. The fair market value of the assets of Target transferred to Acquiring will equal or exceed the sum of the liabilities assumed by Acquiring plus the amount of liabilities, if any, to which the transferred assets are subject.

         13. No dividends or distributions will be made with respect to any Target stock prior to the Merger. After the Merger, no dividends or distributions will be made to the former Target shareholders by Acquiring, other than regular or normal dividend distributions made with regard to all shares of Acquiring Common Stock.

         14. None of the compensation received by any shareholder-employee of Target will be separate consideration for, or allocable to, any of their shares of Target Common Stock. The compensation paid to any shareholder-employees of Target will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services. None of the Acquiring Common Stock received by any shareholder-employee of Target will be in exchange for, or in consideration of, services rendered to Acquiring, Target or any other entity by such shareholder-employee.

         15. The Rounding of fractional shares of Acquiring Common Stock (as more fully described in the Agreement) is solely for the purpose of avoiding the expense and inconvenience to Acquiring of issuing fractional shares and does not represent separately bargained-for consideration. The fractional share interests of each Target shareholder will be aggregated, and no Target shareholder will receive consideration in the form of Rounding an amount equal to or greater than the value of one full share of Acquiring Common Stock. The total consideration paid in connection with Rounding will not exceed one percent of the total consideration that will be issued in the Merger to the Target shareholders in exchange for their shares of Target common stock.


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Big Lake Financial Corporation/CNB Financial Corporation
June 23, 1997
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         16. The Merger is being effected for bona fide business reasons as described in the Proxy Statement/Prospectus.

         17. Prior to the Sub Merger, T-Sub will not sell or otherwise dispose of any of its assets except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C).

         18. A-Sub has no plan or intention to sell or otherwise dispose of any of the assets of T-Sub to be acquired in the Sub Merger, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C).

         19. Prior to the Sub Merger, T-Sub will continue its historic businesses and will use a significant portion of its historic assets in those businesses.

         20. Following the Sub Merger, A-Sub will continue the historic business of T-Sub and will use a significant portion of T-Sub's historic business assets in a business.

         21. The Sub Merger will be effected for bona fide business reasons.

                                    OPINION

Assuming that the Merger and the Sub Merger are consummated in accordance with the terms and conditions set forth in the Agreements and based on the facts set forth in the Proxy Statement/Prospectus, the Letters, and this letter (including all assumptions and representations), it is our opinion that for federal income tax purposes:

         1. Upon consummation, the Merger will qualify as a reorganization within the meaning of section 368(a)(1)(A) and section 368(a)(2)(D) of the Code. Target, T-Sub, Acquiring, and A-Sub will each be a party to the reorganization.

                    No gain or loss will be recognized by any shareholder of Target upon the exchange of such shareholder's Target Common Stock for Acquiring Common Stock issued pursuant to the Merger.

         3. No gain or loss will be recognized by any shareholder of Acquiring as a result of the Merger.

         4. The basis of the Acquiring Common Stock received by the shareholders of Target will be the same as the basis of the Target Common Stock surrendered therefor.


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Big Lake Financial Corporation/CNB Financial Corporation
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         5. To the extent that any Target shareholder owns less than 1.25 shares of Target Common Stock immediately prior to the Effective Time, a loss, if any, may be recognized by such Target shareholder in an amount equal to the tax basis in said shares as determined in accordance with applicable provisions of the Code.

         6. A shareholder of Target who dissents to the proposed Merger and receives solely cash for such shareholder's stock will be treated as having received such cash as a distribution in redemption of such shareholder's stock subject to the provisions and limitations of section 302 of the Code.

         7. Provided that shares of Target Common Stock were capital assets in the hands of a holder of Target Common Stock immediately prior to the Merger, the holding period of the Acquiring Common Stock received by a holder of Target Common Stock in the Merger will include the holding period of the Target Common Stock surrendered in the exchange therefor.

Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

Our opinion is based on the understanding that the relevant facts are, and will be at the Effective Time, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different.

We undertake no responsibility to update or supplement our opinion. Only Acquiring, Target, and their respective shareholders may rely on this opinion.

Very truly yours,



STEVENS, THOMAS, SCHEMER & SPARKS, P.A.
Jacksonville, Florida
June 23, 1997


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Big Lake Financial Corporation/CNB Financial Corporation
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CC:      John P. Greeley, Esquire
         Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A.
         255 South Orange Avenue
         Suite 800
         Orlando, Florida 32801

         Garey F. Butler
         Humphrey & Knott
         1625 Hendry Street
         Fort Myers, Florida 33901